Exhibit D

PARTNERS OF NEWHOUSE FAMILY HOLDINGS, L.P.

Set forth below is a list of each partner of Newhouse Family Holdings, L.P. (“NFH”) setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from the address provided in Column 1)
Partners
Advance Long-Term Management Trust c/o Robinson Miller LLC One Newark Center, 19th Floor Newark, NJ 07102	Holds a general partnership interest NFH

Advance Voting Trust One World Trade Center New York, NY 10007	Holds a limited partnership interest in NFH